ENDOWMENT ADVISERS, L.P.

February 18, 2014

To the Directors of:

The Endowment PMF Master Fund, L.P.

4265 San Felipe Suite 800

Houston, Texas 77027

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Endowment Advisers, L.P. (the “Adviser”) and The Endowment PMF Master Fund, L.P. (the “Master Fund”) approved by the Fund’s Board of Directors on February 12, 2014, we hereby notify you as follows:

1.	The Adviser agrees to waive and/or reimburse the Master Fund for its management fees and, to the extent necessary, reimburse the Master Fund for expenses incurred, solely to the extent necessary to limit the total expenses of the Master Fund in each fiscal year to an amount equal to 1.25% of the Master Fund’s net assets, excluding fees and expenses directly charged by underlying investment funds and underlying investment fund managers, borrowing and other trading and execution costs and fees, taxes, litigation and indemnification expenses, judgments and other extraordinary expenses not incurred in the ordinary course of the Master Fund’s business. Such 1.25% limitation shall be applied on an annualized basis, such that total expenses incurred by the Master Fund through the end of any fiscal quarter are limited to the pro-rated portion of 1.25% based on the relevant quarter end (e.g., as of September 30, the limitation would be 3/4 of 1.25%). To the extent that the Adviser has waived and/or reimbursed the Master Fund for its management fee or otherwise reimbursed the Master Fund pursuant to the foregoing, and such expenses as of the end of any subsequent quarter within the same fiscal year are below the foregoing limitation, the Adviser shall be permitted to recover management fees it has waived or expenses it has borne hereunder during such fiscal year so long as such recoupment does not result in Master Fund expenses exceeding such limitation as of the end of such quarter.

2.	The expense limitation arrangement set forth above may not be modified without the consent of the Master Fund, and shall continue in effect for so long as the Investment Management Agreement continues in effect.

3.	We understand and intend that you will rely on this undertaking in preparing disclosure documents and/or filings with the Securities and Exchange Commission for the Master Fund, in accruing the Master Fund’s expenses for purposes of calculating its net asset value and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours, ENDOWMENT ADVISERS, L.P.

By:
Jeremy Radcliffe Authorized Person

ACCEPTED AND AGREED TO ON BEHALF OF: The Endowment PMF Master Fund, L.P.

By:
Jeremy Radcliffe Secretary